October 23, 2006
By Facsimile, EDGAR and Federal Express
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Infinity Energy Resources, Inc.
Registration Statement on Form S-3
Filed October 6, 2006
File No. 333-137889
Dear Mr. Schwall:
     On behalf of Infinity Energy Resources, Inc. (the “Company”), set forth below is the response of the Company to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commissio) contained in the letter dated October 20, 2006 regarding the above-referenced filing.
     For the convenience of the Staff, we have transcribed the comment being addressed, along with the Company’s response thereto.
     Comment. You indicate that you have violated certain provisions and covenants of your Senior Secured Notes Facility. Advise us whether these violations constitute a default under the Facility and, if so, why you believe that you are eligible to use the Form S-3. See General Instruction I.A.5. to the Form S-3.
     Response. While certain of the events of non-compliance under the Company’s senior secured notes facility described would be classified as defaults, Section I.A.5(b) of the General Instructions to Form S-3 would preclude S-3 eligibility only in the event of a default “on any installment or installments on indebtedness for borrowed money.” The Company’s violations of certain provisions of the senior secured notes facility were not with respect to installment payments, but instead related to covenant violations, and as such, we do not believe the Company’s eligibility to use Form S-3 has been compromised. We note that the October 2006 Waiver and Amendment Agreement waived all then existing defaults under the senior secured notes facility.

H. Roger Schwall
Securities and Exchange Commission
October 23, 2006

     Please give me a call at (303) 892-7344 if you would like to discuss these matters.

Very truly yours,
/s/ Michelle H. Shepston
Michelle H. Shepston
for Davis Graham & Stubbs LLP

Enclosures

cc:	Deborah Friedman, Esq.
Timothy A. Ficker, Chief Financial Officer